                                                      RULE 424(b)(3)
                                                  FILE NO. 333-66149
PROSPECTUS

                                  4,167,833 SHARES


                                THE TITAN CORPORATION


                                     COMMON STOCK
                                   ________________

     The stockholders of The Titan Corporation listed below are offering and selling 4,167,833 shares of Titan Common Stock under this prospectus.

     All of the selling stockholders acquired their shares of Titan Common Stock on August 24, 1998, by virtue of a merger of Merger Acquisition Sub, a wholly owned subsidiary of Titan, with and into VisiCom Laboratories, Inc.

     The selling stockholders may offer their Titan stock through public or private transactions, on or off the New York Stock Exchange, at prevailing market prices or at privately negotiated prices.

     Titan stock is listed on the New York Stock Exchange and trades on the exchange with the ticker symbol "TTN." On October 21, 1998, the closing price of one share of Titan Common Stock on the New York Stock Exchange was $5.125.

                                  ________________

              THE TITAN SHARES OFFERED OR SOLD UNDER THIS PROSPECTUS
                           INVOLVE A HIGH DEGREE OF RISK.
                      SEE "RISK FACTORS" BEGINNING ON PAGE 4.
                                  ________________

THE TITAN SHARES OFFERED OR SOLD UNDER THIS PROSPECTUS HAVE NOT BEEN APPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION, NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                  THE DATE OF THIS PROSPECTUS IS DECEMBER 9, 1998

THIS PROSPECTUS IS PART OF A REGISTRATION STATEMENT WE FILED WITH THE SEC. THE REGISTRATION STATEMENT INCLUDES EXHIBITS AND ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS.

WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE YOU ANY SUPPLEMENTAL INFORMATION OR MAKE ANY REPRESENTATIONS FOR US. YOU SHOULD NOT RELY UPON ANY INFORMATION ABOUT TITAN THAT IS NOT CONTAINED IN THIS PROSPECTUS OR IN ONE OF TITAN'S PUBLIC REPORTS FILED WITH THE SEC AND INCORPORATED INTO THIS PROSPECTUS. INFORMATION CONTAINED IN THIS PROSPECTUS OR IN TITAN'S PUBLIC REPORTS MAY BECOME STALE. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE OR COMPLETE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS. WE ARE NOT MAKING AN OFFER OF SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED.


                                    THE COMPANY


GENERAL INFORMATION

     The Titan Corporation is a state-of-the-art information technology products and services company serving commercial and government customers. We have organized our business into four core groups and a fifth emerging technologies group. Our Communications group (through Linkabit Wireless) offers advanced satellite ground terminals, satellite voice/data modems, networking systems and other products used to provide bandwidth-efficient communications. Our Software Systems subsidiary is a systems integrator that provides a broad range of information technology services and solutions for commercial and non-defense government customers

     In our Information Technology group, we use our expertise in large data management, communications and knowledge-based systems to provide services and solutions to the defense and intelligence communities. Since January 1, 1998, we have purchased five defense information technology companies and we continue to look for new acquisition opportunities. We believe that these acquisitions will enhance our ability to compete in a consolidating part of the defense market.

     We endeavor to commercialize technologies developed in our defense business. One example is our Medical Sterilization and Food Pasteurization business. This business sells turnkey sterilization systems and provides sterilization services on an outsourcing basis for medical device manufacturers.

     Our executive offices are located at 3033 Science Park Road, San Diego, California 92121, and our telephone number is (619) 552-9500. We were incorporated in 1969.


                                          2.

RECENT ACQUISITIONS

  Since January 1, 1998, Titan or one of its wholly owned subsidiaries has acquired the stock of the following information technology companies on the terms described in the following chart:


                                                                                                DATE
COMPANY         GENERAL NATURE OF                                                  ACCOUNTING   ACQUISITION
ACQUIRED        BUSINESS                    PURCHASE PRICE                         TREATMENT    COMPLETED
-----------------------------------------------------------------------------------------------------------
DBA Systems     defense imaging systems     6,110,765 shares of Titan common         Pooling      2/27/98
                and electro-optical         stock; plus options for 395,698
                systems                     shares of Titan common stock
-----------------------------------------------------------------------------------------------------------
Validity        defense consultant          $12 million cash, $3 million in notes    Purchase     3/31/98
Corporation                                 at prime rate and assumption of
                                            transaction expenses
-----------------------------------------------------------------------------------------------------------
Horizons        software development,       3,173,214 shares of Titan common         Pooling      6/30/98
Technology      systems integration and     stock; plus options for 10,285
                consulting                  shares of Titan common stock
-----------------------------------------------------------------------------------------------------------
VisiCom         communication services,     4,167,833 shares of Titan common         Pooling      8/24/98
Laboratories    image enhancement           stock; plus options for 593,171
                software, ground-based      shares of Titan common stock
                commercial satellite
                equipment
-----------------------------------------------------------------------------------------------------------
Delfin          software, computer          approximately 3,686,667 shares of        Pooling      10/23/98
Systems         systems and network         Titan common stock; plus options
                integration, consulting     for approximately 835,894 shares
                and signals intelligence    of Titan common stock
                electronics hardware
-----------------------------------------------------------------------------------------------------------


                                          3.

                                     RISK FACTORS

   INVESTMENT IN TITAN SHARES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER THE FOLLOWING DISCUSSION OF RISKS AS WELL AS OTHER INFORMATION IN THIS PROSPECTUS BEFORE PURCHASING ANY TITAN SHARES.

   EXCEPT FOR HISTORICAL INFORMATION, THE INFORMATION CONTAINED IN THIS PROSPECTUS AND IN OUR SEC REPORTS ARE "FORWARD LOOKING" STATEMENTS ABOUT ARE EXPECTED FUTURE BUSINESS AND PERFORMANCE. OUR ACTUAL OPERATING RESULTS AND FINANCIAL PERFORMANCE MAY PROVE TO BE VERY DIFFERENT FROM WHAT WE MIGHT HAVE PREDICTED AS OF THE DATE OF THIS PROSPECTUS. THE RISKS DESCRIBED BELOW ADDRESS SOME OF THE FACTORS THAT MAY AFFECT OUR FUTURE OPERATING RESULTS AND FINANCIAL PERFORMANCE.

   ABILITY TO IMPLEMENT SPIN-OUT STRATEGY. Our defense business generates technologies that we believe we can exploit through commercial businesses.
Since the startup and expansion costs for commercial businesses are high, we adopted a strategy for funding our commercial businesses through capital markets. We have reorganized our businesses into focused subsidiaries and we intend, when market and other conditions permit, to fund these operations by selling minority equity interests to public investors. We refer to these transactions as "spin-outs" of our subsidiaries. Although other companies have successfully used this strategy, we have not yet proven that we can spin-off minority interests in our subsidiaries and we may fail to for a variety of reasons. We stopped the IPO process for our first candidate, Linkabit Wireless, primarily because of adverse changes in its Asian product markets. Other reasons may include market conditions for IPOs generally and technically companies in particular or our inability to develop commercial businesses that are attractive to public investors. Even if we complete one or more spin-offs and raise capital to expand our commercial businesses, this strategy may not improve our financial performance or result in higher Titan stock prices.

   RISKS ASSOCIATED WITH ACQUISITION STRATEGY. Since January 1, 1998, we have acquired five defense information technology companies as part of our consolidation strategy for our defense business. All but one of these transactions was structured as a stock for stock pooling of interest transaction. The acquisition and integration of new companies involves risk. While we believe that each of our recent acquisitions will improve our earnings per share and enable us to compete more effectively for defense contracts, the integration of these businesses may cost us in the short run. We may need to divert more management resources to integration than we planned. This diversion may adversely affect our ability to pursue other more profitable activities. In addition, we may not eliminate as many redundant costs as we anticipated in selecting our acquisition candidates. One or more of our acquisition candidates also may have liabilities or adverse operating issues that we failed to discover through our diligence prior to the acquisition. Consequently, our recent acquisitions may not improve our financial performance in the short or long term as we expect them to do.

   We intend to continue to look for complementary businesses or technologies to acquire so that we can expand our core businesses. However, we may not find any more attractive candidates or may find that the acquisition terms are not as favorable as our prior acquisitions. Continuing instability in the U.S. securities markets and volatility in our stock price may make acquisitions with stock more expensive. We also may not adequately access the risks inherent in a particular acquisition candidate or correctly access the candidate's potential contribution to our financial performance. Accordingly, our acquisition strategy may not result in higher earnings per share and could weaken our overall financial performance.

   DEPENDENCE ON GOVERNMENT CONTRACTS. We earn a substantial portion of our revenues from government contracts. During our fiscal years 1997, 1996 and 1995, our revenues from U.S government business represented approximately 72%, 76% and 62% of our total revenues. With our five new acquisitions, we expect this percentage to rise in our current fiscal year. Although we bid for and are awarded long term government contracts and subcontracts, the government only funds these contracts on an annual basis. The government may cancel these contracts at any time without penalty or may change its requirements or its contract budget. The U.S. Congress may decline to appropriate funds needed to complete the contracts awarded to Titan or the prime contractor. On our subcontracts, we generally do not control the prime contractor's allocation of resources. We also depend upon the prime contractor to perform its obligations on the primary government contract. Any cancellations or modifications


                                          4.

of our significant contracts or subcontracts could hurt our financial performance in the short or long term. Continuing declines in U.S. defense and other federal agency budgets also may hurt our ongoing prospects.

   Our government contracts are subject to cost audits by the government. These audits may occur several years after completion of the audited work. Audits may result in a recalculation of contract revenues or result in the government refusing to reimburse some of our contract costs and fees. Generally, we resolve audit issues by negotiation without material adjustments. However, in the future, we could have a material adjustment to revenue as a result of an audit, including an audit of one of the companies we have recently acquired. Some of the recently acquired companies did not impose as rigorous internal controls as we imposed on the government contracts we performed.

   Finally, many of our contracts are fixed price contracts. Under these contracts, we bear the risk of any cost overruns and our profits are adversely affected if our costs exceed the assumptions we used in bidding for the contract.

   FLUCTUATIONS IN RESULTS OF OPERATIONS. Our quarterly and annual financial performance has historically fluctuated and may continue to fluctuate significantly in the future. Our revenues are affected by factors such as the unpredictability of sales and contract awards due to long procurement process for most of our products and services, defense and intelligence budgets, competition and general economic conditions. Our product mix and unit volume, our ability to keep expenses within budgets, our distribution channels and our pricing affect our gross margins. These factors and other risks discussed in this section may adversely affect our financial performance within a period. Consequently, we do not believe that comparison of our financial performance from period to period is necessarily meaningful or predicative of our likely future performance.

   ABILITY TO COMMERCIALIZE NEW TECHNOLOGIES. In 1991, we adopted a strategy of seeking to develop commercial businesses using technology developed in our defense businesses. Our commercial businesses, including our medical sterilization business, are in an early stage of development. These technology-based businesses are subject to risks inherent in early stage startup companies. One of our challenges is ensuring that these businesses have adequate capital to fund their growth. At the inception of this strategy, we used cash generated through our defense business to fund the substantial startup and expansion costs. This practice cost us short term profitability in prior years. We have since modified our financing strategy and are seeking funding from external sources through minority spin-offs described above or through sales of majority interests in earlier stage technologies that require substantial business development. However, external funding may not be available and we may be unable or chose not to fund these businesses through our operations. Lack of adequate capital could cause one or more of these businesses to fail or cause us to sell a business.

   These businesses are also subject to a high degree of competition and a risk of technical obsolescence if we fail to respond to rapid technological changes. Each of these businesses face market and operating risks that are unique to the particular business. We have a limited history of commercializing new technologies and ultimately may not succeed in creating new commercial businesses that positively contribute to our profitability.

   MARKET ACCEPTANCE OF FOOD PASTEURIZATION. Our Medical Sterilization and Food Pasteurization group is attempting to develop food pasteurization as a new market for its E-Beam sterilization process. Because food pasteurization or irradiation has yet to gain consumer acceptance, we do not know whether a viable new market will develop or grow. Unless meat producers and large-scale sellers such as chain restaurants decide to pasteurize or purchase pasteurized meat, this market is unlikely to develop. If the market does develop, our technology will compete against other technologies now used to sterilize medical instruments and our business may not win a substantial share of this market.

   RISK OF INTERNATIONAL OPERATIONS. Our subsidiary, Linkabit Wireless, sells its communications products primarily in foreign countries with large rural areas, particularly in Indonesia. Although Linkabit Wireless generally sells its products in U.S. dollars, the recent currency devaluations and adverse market conditions in Indonesia and other Asian countries has negatively affected demand for Linkabit's products and our revenues for this segment. Our communications products generally require substantial capital investments, and our potential customers have


                                          5.

not had the capital resources to make these investments. We have assisted our established marketing partner in Indonesia by extending some trade credit that has subsequently been extended with installments due over an additional two years. Because of market conditions in Indonesia and other factors, there is a risk that our customer may not be able to pay this debt in accordance with the extended terms. Further, we do not have the capital resources and risk tolerance to finance the purchase of our communications products. As a result, revenues in this group may decline until economic conditions in the Pacific Rim region begin to improve.

   Selling products or services in international markets also entails other market, economic, cultural, legal and political risks, conditions and expenses. These risks include trade barriers, export and import restrictions and other applicable laws, political and economic instability, difficulties in collecting amounts owed to Titan and difficulties in managing overseas employees and contractors. Any one of these factors or other international business risks could adversely affect our financial performance.

   COMPETITION. Our defense and our commercial businesses are highly competitive. We believe we must continue to expand our defense information technology business so that we can remain price competitive and compete for larger contracts. For that reason, we are continuing to look for other acquisition candidates. Our commercial businesses compete against other technologies as well as against companies with similar products. In order to remain competitive, we must invest to keep our products technically advanced and compete on price and on valued added to our customers. Our ability to compete may be adversely affected by limits on our capital resources and our ability to invest in maintaining and growing our market share. Any adverse financial developments could make us a less effective competitor. Many of our competitors are larger, better financed and better known companies who may compete more effectively than we are able to compete.

   RELIANCE ON STRATEGIC RELATIONSHIPS. Since the primary markets for Linkabit Wireless products are in more rural developing countries, we have formed strategic arrangements with local partners to develop and expand this business. Linkabit Wireless has a strategic arrangement with its customer PT. Pasifik Satelit Nusantra for sales of products in Asian countries where PSN has installed satellites. Similarly, Linkabit Wireless is part of a consortium led by Alcetel Telespace, pursuant to which the companies pursue symbiotic successes in new markets. We cannot guarantee that we can maintain these strategic alliances or develop new strategic alliances to expand our marketing networks for Linkabit's products. Without these alliances and improved economic conditions in our target markets, our development of robust commercial markets for our communication products may be delayed or fail.

   CUSTOMER CONCENTRATION WITHIN BUSINESS SEGMENTS. Some of our businesses rely upon a small number of customers for a large portion of their revenues. For example, the U.S. Navy purchases a large percentage of Linkabit Wireless's Mini-DAMA product and the Federal Aviation Administration purchases a large portion of our non-defense software services. Because of customer concentrations, we are vulnerable to adverse changes in our revenues and overall financial performance if any one of our significant customers delays or cancels any planned or expected purchases.

   GOVERNMENT REGULATIONS. Like most businesses, our defense and commercial businesses must comply with or affected by various government regulations.
These regulations affect how our customers and we can do business and, in some instances, impose added costs to our businesses. For example, the FDA regulates how we sterilize medical devices and regulates our customer's packaging of these devices. Any changes in applicable laws could adversely affect the financial performance of the business affected by the changed regulations. Any failure to comply with applicable laws could result in material fines and penalties or affect how we do business in the future.

   DEPENDENCE UPON SUPPLIERS; SOLE AND LIMITED SOURCES OF SUPPLY. Our internal manufacturing capacity is limited so we use contract manufacturers. While we use care in selecting our manufacturers, this arrangement gives us less control over the quality and price of products or components than if we manufactured them ourselves. In some cases, we obtain products from a sole supplier or a limited group of suppliers. Consequently, we risk disruptions in our supply of key products and components if our suppliers fail or are unable to perform because of strikes, natural disasters, financial condition or other factors. Any material supply disruptions could adversely affect our revenues and our ongoing product cost structure.


                                          6.

   LIMITED INTELLECTUAL PROPERTY PROTECTION; DEPENDENCE ON PROPRIETARY TECHNOLOGY. As a policy, we seek to protect our proprietary technology and inventions through patents, copyrights, trade secret law and other legal protections. While our patent portfolio is valuable, our financial success ultimately depends upon our ability to deliver products and services that meet customer needs, not on intellectual property laws. We may, however, incur significant expense in both protecting our intellectual property and in defending or assessing claims with respect to intellectual property owned by others. Any patent or other infringement litigation by or against Titan could have an adverse effect on our financial performance. We also could be forced to modify or abandon one or more planned or current products based upon our assessment of intellectual property risks or actual or threatened claims by other companies.

   RELIANCE ON KEY PERSONNEL. We are a technology-driven company and we need to maintain a workforce of highly qualified technical and management personnel, including engineers, computer programmers and management personnel with security clearances required for the Titan's classified work. Our employees generally have many other job opportunities. Consequently, we strive to maintain an entrepreneurial work environment and provide financial incentives to attract and retain our key personnel. The loss of any key personnel could negatively affect our financial performance.

   VOLATILITY OF STOCK PRICE. As of the date of this prospectus, we have a market capitalization of approximately $165 million. Like other smaller capitalization, technology companies, our stock price has fluctuated significantly at times and is subject to a risk of ongoing volatility. The price of Titan shares may be adversely affected by our financial performance or the performance of our competitors, the market for technology company stocks, the market for small cap company stocks, general economic trends or other factors that we cannot predict or control.

   IMPACT OF THE YEAR 2000 ISSUE. We have implemented a Year 2000 compliance program to address our current hardware and software products and development tools and all of our major computing information systems networks, desktop systems and infrastructure. In addition, we are contacting business associates such as our third party vendors, business partners, contractors and service providers to assess their level of readiness.

   Our Software Systems group provides Year 2000 services to other companies so we are using internal expertise to develop and implement our program. We are using the same common project methodologies that we use for our customers' programs. We are in the process of assessing whether all of our business unit product and services are Year 2000 compliant. Because we are an information technology company, we have been sensitive to Year 2000 issues for a number of years. We do not expect our current products or services to have material Year 2000 issues. In some cases, our government customers have contracted with us to modify our older products to be Year 2000 compliant. Our products are not sold under extended warranties so we do not expect that we will have to spend any material amounts to make any of our prior products Year 2000 compliant.
However, we are in the process of assessing all of our products, including the products of our recently acquired businesses and we cannot be certain that Year 2000 issues will not arise.

   As part of the program, we are reviewing all of the internally developed and third party software that we use for accounting, manufacturing process and other business functions. Because of our history of acquisitions, we have a number of business units that use different systems; some of which we know are not Year 2000 compliant. Based upon our assessment, we may elect to move business units to other Year 2000 complaint systems that we currently use as part of an overall plan to consolidate the number of different systems being used. We estimate the cost of moving business units to new systems will range from $3 million to $5 million of which only approximately 30%, is related to the replacement of non-compliant systems. Some of our business units may use internal resources to convert legacy application systems to be Year 2000 compliant. Finally, many of our government contracts related business units use an accounting package that is not currently Year 2000 compliant. We understand that our supplier will release a Year 2000 compliant version during the fourth quarter of 1998. Under our maintenance agreement, we will receive the upgrade at no cost. We expect to incur any material Year 2000 related costs during fiscal year 1999. These costs could have a material adverse effect on our financial position, results of operations or cash flows. If we cannot timely correct all Year 2000 problems, these problems also may cause material adverse effects on our financial position, results of operations or cash flows.


                                          7.

   After we complete the assessment of our Year 2000 readiness, we plan on developing contingency plans in the event that our internal systems or our third party business associates' systems are not timely corrected.

   Finally, we have formed a Year 2000 steering committee to monitor implementation of our overall program and the plans of each of the business units. Each of business units has formed steering committees to develop and implement compliance plans.

   ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER PROVISIONS; RIGHTS PLAN. Our corporate charter documents include safeguards against the removal and replacement of our Board of Directors or a hostile takeover of our company. We also have adopted a stockholder rights plan, commonly called a poison pill, which is intended to discourage a hostile takeover attempt. These provisions could depress any premium that could be paid to stockholders to acquire a controlling interest in Titan.

   ADDITIONAL SHARES TO BE ISSUED BY THE COMPANY; SHARES ELIGIBLE FOR FUTURE SALE. As of October 23, 1998 we have 100 million authorized shares of common stock, of which the following are outstanding or reserved for issuance under outstanding options, warrants or convertible securities that were outstanding as of September 30, 1998:

               31,870,628 common shares

                  962,530 treasury shares

               11,183,416 reserved for issuance

The foregoing outstanding shares do not include the 4,167,833 shares of Common Stock to be issued to the former shareholders of VisiCom or the approximately 3,686,667 shares to be issued to the former shareholders of Delfin Systems. Most of the outstanding shares may be sold publicly through the New York Stock Exchange. The volume of Titan shares traded during any period may positively or negatively affect the stock price. Many of the shares issued in connection with our recent acquisitions were issued to founders and entrepreneurs of the acquired companies who may have a substantial portion of their net worth in Titan shares and may be motivated to sell shares to diversify their portfolio risk. An increase in the volume of shares offered for sale could depress the price of our stock.

                                          8.

                                   USE OF PROCEEDS

    All net proceeds from the sale of Titan shares will go to the stockholders who offer and sell their shares. Accordingly, Titan will not receive any proceeds from sales of the Titan shares.

                                SELLING STOCKHOLDERS

    Titan agreed under its Agreement and Plan of Merger and Reorganization dated August 7, 1998 among Titan, Merger Sub and VisiCom Laboratories, Inc. to use best efforts to register the Titan Shares issued to the selling stockholders and to keep the registration statement effective for 12 months, or, if earlier, the completion of the offering. Our registration of the Titan Shares does not necessarily mean that the selling stockholders will sell all or any of the shares.

    The shares listed below represent all of the shares that each of the selling stockholders were issued in the merger with VisiCom Laboratories or may own upon the release of shares from an escrow. Under escrow agreements dated August 24, 1998, 10% of the shares issued to the selling stockholders were deposited into escrow. Titan may use the escrowed shares to satisfy our indemnification claims if there is a breach of certain representations and warranties made in the Agreement and Plan of Merger and Reorganization:

                                    SHARES BENEFICIALLY                    SHARES BENEFICIALLY
                                           OWNED                                  OWNED
                                     PRIOR TO OFFERING                      AFTER OFFERING(2)
                                   ---------------------       SHARES      -------------------
                                                                BEING
      SELLING STOCKHOLDER           NUMBER    PERCENT(1)       OFFERED           NUMBER
-----------------------------      --------   ----------      ---------    -------------------
CLM2, Inc. (3)                    1,582,380      4.85%        1,582,380                    0
Clifton Cooke, Jr. (4)              684,980      2.10%          604,980               80,000
Scott R. Laidig (5)                 581,541      1.78%          493,791               87,750
VisiCom Savings Plan & Trust        272,497        *            272,497                    0
Charles C.Schooler (6)              249,969        *            249,969                    0
Gene Kennon                         117,331        *             17,202              100,129
Michael Mollin (9)                  100,595        *             10,595               90,000
Gayle Piret                          96,552        *             96,552                    0
Robert Babbush (8)                   87,096        *             21,996               65,100
Clifton Cooke, Sr.                   78,640        *             53,640               25,000
Eli Warsawski (6)                    72,316        *             72,316                    0
Julius Perl                          72,316        *             72,316                    0
Nissim Shani                         72,316        *             72,316                    0
Antares Group, Inc. (7)              67,050        *             67,050                    0
John Bicknas                         61,897        *              9,065               52,832
Colin Hirayama                       54,145        *             37,995               16,150
Rob Holmes                           51,735        *             39,713               12,022
Cohen Insurance Employee             44,700        *             44,700                    0
   Retirement Fund
Joseph J. Cohen                      44,700        *             44,700                    0
Karl T. Gould                        44,700        *             44,700                    0
Carol M. Jaxon                       35,760        *             35,760                    0
Tim Elsmore                          35,020        *              7,509               27,511
Paul Shatz Trust                     27,673        *             27,673                    0
William Dedman                       25,662        *             16,326                9,336


                                       9.

Kathleen Bescher                     25,080        *             25,080                    0
John Bloomquist                      23,909        *             23,284                  625
Karl and Laura Kail                  23,500        *             23,500                    0
Ed Ries                              19,892        *             19,892                    0
Ted Mackay                           19,698        *             19,968                    0
Wendy Scott Reitherman               17,880        *             17,880                    0
Mark Winkler                         12,584        *              9,834                2,750
Bingham, Dana, Gould                 10,920        *             10,920                    0
Larry White                          10,519        *              7,009                3,510
James and Janice Kerr                 8,872        *              8,872                    0
Glenn Jackson                         8,194        *              6,527                1,667
Terrence Nelson                       2,235        *              2,235                    0
Jim Treadwell                         2,221        *              1,596                  625

* Represents less than one percent.

(1) Applicable percentage of ownership is based on 31,870,628 shares of Common Stock outstanding on September 30, 1998 (excluding the shares to be issued to the selling shareholders and the former shareholders of Delfin Systems as merger consideration).

(2) Assumes that each selling shareholder elects to sell all shares offered.

(3) The stockholder owes Titan's wholly owned subsidiary, VisiCom Laboratories, $4.6 million, payable on February 7, 1999. 1,950,000 Titan shares owned by the stockholder secure the note and are the sole recourse in the event of a default. The stockholder had a representative on VisiCom's board prior to the merger.

(4) The stockholder is now the Executive Vice President for Corporate Development of Titan and continues to be the Chief Executive Officer and a director of VisiCom, which he founded. Mr. Cooke is the son of Clifton Cooke, Sr. who is also a selling stockholder.

(5) The stockholder is a Vice President of VisiCom.

(6) The stockholder was a director of VisiCom prior to the merger.

(7) The stockholder had a representative on VisiCom's board prior to the merger. The stockholder licenses technology to VisiCom and receives royalty and other payments.

(8) The stockholder is a Vice President and Secretary of VisiCom.

(9) The stockholder is the Chief Financial Officer and Treasurer of VisiCom.

                                PLAN OF DISTRIBUTION

  The selling stockholders may offer their Titan Shares at various times in one or more of the following transactions:

  - on the New York Stock Exchange or any other exchange where our common stock is listed;

  - in the over-the-counter market;

  - in negotiated transactions not on an exchange or over-the-counter;


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  - in connection with short sales of Titan shares;

  - by pledge to secure debts or other obligations;

  - in connection with the writing of call options, in hedge transactions and in settlement of other transactions; or

  - in a combination of any of the above transactions.

  The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

  The selling stockholders may use broker-dealers to sell their shares. If broker-dealers are used, they will either receive discounts or commissions from the selling stockholder, or they will receive commissions from the purchasers of shares for whom they acted as agents.


                        WHERE YOU CAN FIND MORE INFORMATION

  We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. Our SEC filings are also available to the public from the SEC's Website at http://www.sec.gov. We also have a Website at http://www.titan.com with links to our SEC filings.

  The SEC allows us to "incorporate by reference" this information we file with them. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

1.  Annual Report on Form 10-K/A for the fiscal year ended December 31, 1997;

2.  Quarterly Report on Form 10-Q/A for the fiscal quarter ended March 31,
1998;

3.  Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1998;

4. Proxy Statements for the 1998 Annual Meeting of Stockholders held on May 14, 1998 and for a Special Meeting of Stockholders held on October 21, 1998;

5. Current Reports on Form 8-K dated February 26, 1998 and June 30, 1998, as amended by Current Report on Form 8K/A; and

6.  Registration Statement on Form S-4 (No. 333-60122) filed on September 24,
1998.

                            DESCRIPTION OF CAPITAL STOCK

    As of the date of this prospectus, our Certificate of Incorporation authorizes us to issue 100,000,000 shares of common stock and 2,500,000 shares of preferred stock, including 694,872 shares of Cumulative Convertible Preferred. As of September 30, 1998, 31,870,628 shares of common stock and 694,872 shares of Cumulative Convertible Preferred were outstanding. The Board of Directors may issue shares of the preferred stock at any time, in one or more series without stockholder approval. The Board of Directors determines the designation, relative rights, preferences and limitations of each series of preferred stock.

    Each share of Cumulative Convertible Preferred has a liquidation preference of $20 per share plus unpaid dividends and each share of Series B Preferred has a liquidation preference of $6 per share plus unpaid dividends.


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    Each share of Cumulative Convertible Preferred is entitled to dividends at the rate of $1 per share per year with dividends paid quarterly. Subject to the rights of our preferred stockholders, our common stockholders have the right to receive dividends that our Board of Directors declares in the form of cash, securities or property.

    We may redeem the Cumulative Convertible Preferred at any time for $20 per share. The holders may convert each share of Cumulative Convertible Preferred into two-thirds of one share of common stock (subject to anti-dilution adjustments).

    Common stockholders have the right to vote one vote per share on all matters that require their vote. This could change if we amend our charter documents. Holders of Cumulative Convertible Preferred Stock are entitled to one-third vote for each share of preferred and vote together with common stock on all matters submitted to the common stockholders. Holders of Series B Preferred are entitled to one vote for each share of preferred and vote together with common stock on all matters submitted to the common stockholders.

    On August 17, 1995, our Board of Directors adopted a Shareholder Rights
Plan or poison pill and distributed rights to purchase Series A Junior Preferred Stock for each of our outstanding shares of common stock. The rights become exercisable if a person or group acquires, in a transaction not approved by our Board of Directors, 15% or more of our common stock or announces a tender offer for 15% or more of our common stock.

    Our transfer agent for the common stock is American Stock Transfer and Trust Company.

                                   LEGAL MATTERS

    For purposes of this offering, Cooley Godward LLP, San Diego, California, is giving it opinion on the validity of the shares.


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                                      EXPERTS

   The consolidated financial statements of The Titan Corporation as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997 and the consolidated financial statements of Horizons Technology, Inc. as of January 31, 1998 and 1997, and for each of the three years in the period ended January 31, 1998, incorporated by reference in this prospectus and registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

   The consolidated financial statements of DBA Systems, Inc., as of June 30, 1997 and 1996, and for each of the three years in the period ended June 30, 1997 incorporated by reference in this prospectus and registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.



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